November 7, 2023

Ms. Marion Graham

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	Nexscient, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 19, 2023 File No. 333-274532

Dear Ms. Graham:

Reference is made to the Staff’s comment letter dated November 2, 2023 (the “Staff’s Letter”) to Nexscient, Inc. (the “registrant” or “Company”). The registrant hereby submits the following response to the comment contained in the Staff’s Letter with respect to the registrant’s Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on October 19, 2023.

For convenience of reference, the comment contained in the Staff’s Letter is reprinted below followed by the response of the registrant. The following comment has been made in response to the Staff’s comment.

Amendment No. 1 to Registration Statement on Form S-1 filed October 19, 2023, General

We note your response to prior comment 12 and continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. You have not persuaded us that you have more than nominal operations. In this regard, we note that significant steps remain to be taken to develop your proposed product. Please revise your disclosure to state that you are a shell company and provide appropriate risk factor disclosure. Alternatively, in your response letter, provide a more detailed analysis to support your claim that your business operations are more than nominal. For example, provide us with further information with respect to your activities related to developing your platform and quantify expenses incurred in that regard.

Response:

We believe we are not a shell company for the following reasons:

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

Ms. Marion Graham

Securities and Exchange Commission

November 7, 2023

(B) Either:

(1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

We are considered a development stage company, and even if we were we not considered a development stage company, we would still not be considered a shell company due to the fact we have more than no or nominal operations. The definition above uses the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2). In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release. However, this can be a difficult proposition for a company in the early stages of development that has not generated revenues yet.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business. These activities include, but are not limited to, the following:

1.	entering into agreements with customers, vendors, manufacturers, etc.;
2.	filing patent, trademark, and copyright applications with respect to the company’s intellectual property;
3.	executing license or sublicense agreements with respect to the company’s intellectual property;
4.	entering into product development agreements or similar agreements for the development of a product or service;
5.	hiring employees; and
6.	incurring material operating expenses such as research and development expenses;

Ms. Marion Graham

Securities and Exchange Commission

November 7, 2023

In the case of Nexscient, the Company has been active in developing its business plan, and since inception, has had consistent, material ongoing operations. Some of the relevant factors that the Company finds pertinent to its classification as a development stage company, and not a “shell company” include: (i) a very specific business plan and purpose which required significant expertise and dedication from management to develop, (ii) conscionable plan of operations upon which it is executing, (iii) a clear revenue generation strategy, and (iv) the incurrence of operating expenses consistent with a Company that is merely eight months old and has early stage financial resources. Further, the company has engaged in entering into contracts and research related to developing its business further. In addition to the multitude of necessary tasks and actions that have been taken by management for the furtherance of the Company’s business plan and operations, we have effected the following transactions which indicate more than no or nominal operations:

•

On May 8, 2023, the Company filed with US Patent & Trademark Office for a trademark on its service mark, Nexscient, serial number 97925547, as set forth below, and intends to file additional patent, trademark, and copyright applications with respect to the Company’s intellectual property as necessary.

“IC 042. US 100 101. G & S: Consulting services in the design and implementation of computer-based information systems for businesses; Platform as a service (PAAS) featuring computer software platforms for use in the design, development and deployment of computer software and of artificial intelligence, big data and IOT enterprise-scale applications; Platform as a service (PAAS) featuring computer software platforms for use in data collection, transmission, integration, visualization, analysis and storage; Platform as a service (PAAS) featuring computer software platforms for use in connection with a network of physical objects, devices, vehicles, and buildings which are embedded with electronics, software, sensors and network connectivity all of which enable these objects, devices, vehicles, and buildings to collect and exchange and report data; Software as a service (SAAS) services featuring software for use in the design, development and deployment of computer software and of artificial intelligence, big data and IOT enterprise-scale applications; Software as a service (SAAS) services featuring software for use in data collection, transmission, integration, visualization, analysis and storage; Software as a service (SAAS) services featuring software for use in connection with a network of physical objects, devices, vehicles, and buildings which are embedded with electronics, software, sensors and network connectivity all of which enable these objects, devices, vehicles, and buildings to collect and exchange and report data.”

•	On May 16, 2023, the Company purchased from Treon, Oy of Finland, a leading developer and manufacturer of sensor nodes, industrial condition monitoring hardware consisting of five sensor nodes and a Wirepas WiFi gateway for the Company’s research and development efforts. The total expense was $3,141.

•	On September 1, 2023, the Company worked with an outsourced consulting firm to develop a Software Development Requirements document needed for the design and integration of the hardware sensors with its SaaS software platform. The Company incurred an expense of $15,000.

•	On September 13, 2023, the Company’s CEO had an in-person meeting with a Business Development representative from Treon in Los Angeles in order to discuss terms for a potential partnership whereby Treon would be a major supplier of the nodes to Nexscient.

•	On October 2, 2023, the Company entered into a Software Development Agreement with CORSAC Technologies of Toronto, Canada, for the development of its SaaS platform. Pursuant to the agreement, the cost of the initial software development version is estimated to range between approximately $68,000 to $95,000.

•	Since commencement of the agreement, CORSAC has completed two key milestones in the development schedule, expending more than 420 man-hours on software development, with an expense amounting $16,290. The milestones met to date include: the architecture and implementation of the foundational apparatus for establishing and managing account and user registration, authentication and administration; and established the configuration, authentication and administration protocol for integrating the sensor nodes. In the coming weeks, we anticipate that CORSAC will complete the configurations that provide logic and endpoint to customize notification settings, subscriptions set-up, payment management, and various components of the frontend user interface design.

Ms. Marion Graham

Securities and Exchange Commission

November 7, 2023

•	On October 5, 2023, the Company purchased additional gateway equipment from Treon for further testing and development, and is likely to make additional purchases in the coming weeks.

•	Company management is in continuous dialogue with factory operators for the purpose of hosting a pilot study of the Nexscient predictive maintenance system in their facility. One such factory includes JSL Foods, Inc. in Pasadena, CA, a manufacturer and supplier of noodles for one of the nation’s largest fast-casual Asian food chains.

We believe the Company is a development stage company pursuing an actual business and firmly believe it is not a shell company and has more than “no or nominal operations,” and reiterates that the Release was clear in the definition of a “shell company” was not intended to capture virtually every company during its start-up phase, as addressed in footnote 172 to the Release.

As previously stated in part in our first comment response letter and enumerated with more specificity above, since inception management has been actively formulating and executing the Company’s business plan, crafting its corporate strategy, conducting market research, developing its brand, and marketing strategy, and various other tasks relating to the launch of an operating business. Further, the Company has been working on the design of the Company’s contemplated SaaS platform and on October 2, 2023 engaged the developer to turn this design into the platform the Company has envisioned meeting two of the first development milestones to date.

Our team of seasoned entrepreneurs and engineers, with relevant backgrounds and experience in engineering, finance, and wireless communications, continue to work towards the development and commercialization of our intended monitoring solution as evidenced by our identification of a nodes supplier, purchase of nodes, discussions of a potential partnership with the nodes supplier, development of the SaaS platform, and identification of pilot study participants.

In conclusion, the Company and its management do not believe that Nexscient exhibits any of the characteristics of a “Shell” company, under Rule 405, and meets the threshold of having more than no or nominal operations. Further, that Release No. 33-8869 makes it clear that the SEC did not intend to capture a start-up company such as Nexscient, and that being a development stage company does not automatically make Nexscient a shell company.

Respectfully,

/s/ Fred E. Tannous

President & CEO

Cc:	Jeff Kauten, Securities and Exchange Commission Kathleen Collins, Securities and Exchange Commission Megan Akst, Securities and Exchange Commission Jessica Lockett, Esq.